Exhibit 3
Conformed Copy
Shell Canada Investments Limited
January 23, 2007
The Board of Directors of Shell Canada Limited
c/o Shell Canada Limited
400-4th Avenue S.W.
Calgary, Alberta T2P 0J4
Dear Sirs:
     Re Shell Canada Limited – Option Proposal
     This letter serves to set out our agreement in respect of the terms of a proposal (the “Option Proposal”) to deal with holders of Shell Canada Limited (“SCL”) options (the “Optionholders”) in connection with the offer by Shell Investments Limited (the “Offeror”) to purchase all of the issued and outstanding common shares of SCL pursuant to the terms and conditions specified in a support agreement entered into between SCL and the Offeror dated January 23, 2007 (the “Offer”).
     The Option Proposal shall be made on substantially the following terms:
(a)	SCL will settle a discretionary charitable trust (the “Trust”) for the benefit of certain Canadian registered charities, which Trust will incorporate a wholly-owned subsidiary corporation under the Canada Business Corporations Act (“OptionCo”).

(b)	OptionCo will offer to Optionholders to exchange their SCL options for options (“Replacement Options”) to be issued by OptionCo entitling Optionholders to acquire from OptionCo previously issued and outstanding Class A ordinary shares in Royal Dutch Shell plc (“RDS”) (the “RDS Shares”). The Replacement Options will be the sole and exclusive consideration given for the SCL options.

(c)	OptionCo and SCL will enter into a support agreement (the “Option Support Agreement”) under which:
(i)	OptionCo will agree that it will go into the market and acquire for its own account such RDS Shares as are required from time to time (the “Particular RDS Shares”) to meet its obligations to Optionholders who exercise Replacement Options to acquire RDS Shares;

(ii)	OptionCo will also agree that settlement for the acquisition of any Particular RDS Shares will occur prior to the time at which the Optionholder pays OptionCo the strike price under the Replacement Options;

(iii)	SCL will agree to pay OptionCo an annual fee of $10,000, plus the cost of operations of OptionCo; and

(iv)	SCL will agree to act as agent for OptionCo in respect of certain dealings with third parties regarding these arrangements including communicating with Optionholders and withholding and remitting amounts to the Canada Revenue Agency, but specifically excluding the acquisition of RDS Shares.
(d)	SCL will also agree:
(i)	to loan OptionCo on a demand non-interest bearing basis, prior to the time at which OptionCo has to settle payment for any Particular RDS Shares, an amount equal to the strike price of the relevant Replacement Options;

(ii)	to reimburse OptionCo for any costs incurred by OptionCo, in excess of the strike price of the Replacement Options, in respect of its acquisition of any Particular RDS Shares; and

(iii)	to reimburse OptionCo for any costs incurred by OptionCo in respect of an Optionholder’s election to receive a cash stock appreciation right alternative;
and SCL will deposit with OptionCo an amount equal to the anticipated reimbursable costs under (ii) and (iii) of this subparagraph (d) prior to any payments to third parties by OptionCo and OptionCo’s obligations to return such deposits will be set-off against SCL’s obligations to reimburse OptionCo.

(e)	With a view to maintain, insofar as reasonably possible, the economic position of Optionholders, RDS and SCL will consult regarding the terms of the Replacement Options so that such options (other than the securities for which they shall be exercisable) will be substantially similar to the terms of the existing SCL options for which they are being exchanged, including without limitation the provision of a cash stock appreciation right alternative exercisable at the election of the holders of the Replacement Options. It is intended that the “in the money” amount of the Replacement Options at the time of exchange will be comparable to and in any case not be greater than the “in the money” amount of the

SCL options surrendered by Optionholders upon their acceptance of the Option Proposal. The SCL options surrendered by Optionholders pursuant to the Option Proposal will be cancelled.

(f)	For greater certainty, it is intended that as the existing performance conditions included in certain of the SCL options (“Performance Options”) can no longer operate once SCL’s common shares are no longer listed on the TSX, new performance conditions tied to the performance of RDS will be included in those Replacement Options which are being substituted for Performance Options.

(g)	It is anticipated that the terms of the Option Proposal will be set forth in a letter (the “Option Exchange Letter”) to be sent to the Optionholders, as soon as reasonably practicable after the Offeror makes the Offer, and accompanied by such other documentation as the Corporation may consider appropriate.
     The offer under the Option Proposal will be made to the Optionholders, conditional upon (i) the taking up and payment by the Offeror for SCL common shares in a number satisfying the “minimum condition” under the Offer and (ii) the granting of relief, on terms satisfactory to the Corporation, by Canadian provincial and territorial securities regulatory authorities in respect of the Option Proposal.

Yours truly,

/s/ W A Loader
Name: W A Loader
Shell Investments Limited
Accepted and agreed to as of January 23, 2007

SHELL CANADA LIMITED

By:	/s/ Derek H. Burney, O.C.

Name: Derek H. Burney, O.C.
Title: Lead Director